March 12, 2009

Dear Mr. Stickel:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), Keven Investments, a Nevada corporation, (the "company") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Company's Registration Statement originally on Form SB-2 (File No. 333-146284) filed with the Commission on September 25, 2007, as thereafter amended and subsequently adopting the Form S-1, together with all exhibits thereto (each filing individually and collectively the “Registration Statement").

The Company has determined that it is not in the best interest of the Company to proceed with the Registration Statement at this time. The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by Rule 477(a) under the Securities Act.

The Company confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.

Furthermore, there was no circulation of any preliminary prospectuses in connection with the proposed transaction and the Registration Statement was not declared effective by the Commission.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact me.

Very truly yours,

Keven Investments

By: /s/ Desmond Keven